July 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street NE

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Alset EHome International Inc.
Registration Statement on Form S-1
Filed July 23, 2021

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp. hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:15 p.m. Eastern Time, July 27, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many electronic copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution.

:	AEGIS CAPITAL CORP.

	By:	/s/ Robert Eide
	Name:	Robert Eide
	Title:	Co-head of Investment Banking